EXHIBIT 99.1

Seabridge Gold Inc.

News Release
Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 4, 2013

SEABRIDGE GOLD’S KSM ENVIRONMENTAL ASSESSMENT
APPLICATION ACCEPTED FOR REVIEW

Seabridge Gold announced today it has received confirmation from the Province of British Columbia regulatory authorities that its Application for an Environmental Assessment Certificate (“Application”) for its 100%-owned KSM gold-copper-silver project has completed the screening process and has been accepted for formal detailed review.  This is the second stage of the three-stage regulatory process.

The KSM Project is undergoing a joint harmonized environmental assessment review as outlined by the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act. Seabridge expects to receive a similar confirmation from Federal regulators that its Environmental Impact Statement (EIS) submission has also been accepted for detailed review.

Seabridge Chairman and CEO Rudi Fronk stated that “the acceptance of our filing into the detailed review stage represents a significant step forward. Our submissions to the Federal and Provincial regulators are unusually large and detailed. We appreciate the efforts of the members of the KSM Working Group who worked diligently on our Application during the screening process.” The Working Group consists of regulators from Canada, the Province of British Columbia, and the State of Alaska and representatives of the Nisga’a Nation and First Nations.

“During the detailed review process, which we anticipate will take many months to complete, our technical team, led by our Smithers, B.C. office, will address the questions raised by interested parties. We are confident that the detailed review process will confirm our assertion that KSM is a well-designed, environmentally responsible project which is technically feasible and offers significant economic benefits for both the Province of BC and Canada,” Mr. Fronk said.

Seabridge holds a 100% interest in several North American gold resource projects. Its principal assets are the KSM project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php. For additional information on the KSM Project and the Environmental Assessment process please visit the KSM community website at http://www.ksmproject.com.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the expectation of acceptance of the Application/EIS by federal regulators; (ii) the design of the KSM Project being environmentally responsible and technically feasible; (iii) the KSM Project offering significant economic benefits; and (iv) the length of time required to complete the detailed review process. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the sufficiency of the Application/EIS information in addressing the requirements; (ii) the performance of the KSM Project and its equipment and processes, once in operation, will approximate its projected performance; and (iii) the assumptions, estimates, forecasts and projections underlying the prefeasibility study prepared in respect of the KSM Project (see the Company’s news release of May 14, 2012). Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to unanticipated regulatory expectations, the failure of the environmental mitigation measures to achieve their estimated effectiveness or the technical aspects of the KSM Project to perform at the levels forecast, the assumptions, estimates, forecasts and projections underlying the prefeasibility study prepared in respect of the KSM Project (see the Company’s news release of May 14, 2012) not being realised. and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net